Exhibit 6.7

May 29, 2020

Winc. Inc.

BWSC, LLC

5340 Alla Road, Suite 105

Los Angeles, CA 90066

Loan Number:	21824-3
Borrower:	Winc., Inc. and BWSC, LLC

Reference is made to the Loan and Security Agreement, dated as of October 15, 2014, as may be amended, modified and restated (the "Loan and Security Agreement") between Winc., Inc. ("Winc") and BWSC, LLC ("BWSC") and Western Alliance Bank ("Bank"). Winc and BWSC are aslo referenced herein, individually as a "Borrower" and collectively the "Borowers". Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Loan Agreement.

Borrowers have advised Bank that it intends to repay all amounts due and owing under the Loan Agreement and the other Loan Documents and has requested that Bank provide Borrower with pay-off amounts for the obligations owing by Borrower to Bank under the Loan Documents. The pay-off amounts for Borrower as of      May 29, 2020    (the "Determination Date") under the Loan Documents are as follows (collectively, together with any additional interest accruing after the Determination Date that must be repaid by Borrower, the "Pay-Off Amount"):

		21824-3
Principal:		$0.00
Interest to:	5/29/20	$13,291.67
Prepayment Fee:		$0.00
Demand Fee:		$30.00
Facility Fee		$0.00
Due Diligence Fee		$0.00
Late charge		$0.00
Success Fee		$141,667.00
Fee In Lieu of Warrant		$0.00
Legal Fee		$4,900.00
UCC Termination Fees (2)		$114.00
Total		$160,002.67

The per diem accrual of interest and fees on the unpaid principal amount of the Credit Extensions is: Please see the below:

Loan No. 21824-3—S0.00

From and after the Determination Date and until the Repayment Date (as defined below), interest shall continue to accrue on the unpaid principal amount of the Credit Extensions at the rate set forth in the Loan Agreement. Upon request of Borrowers, Bank shall provide Borrowers with a revised figure for the amount of interest to be paid as a part of the Pay-Off Amount; provided however that the figures above are only effective for thirty (30) days from the date of this letter. The foregoing accrued interest amount assumes no change in the operative interest rates after the date hereof. The foregoing principal balance assumes no additional Credit Extensions under the Loan Agreement and this letter agreement confirms that Borrowers have waived the right to seek any such additional Credit Extensions, and Bank shall not make, any further Credit Extensions under the Loan Documents to or for the benefit of Borrowers. The foregoing amount is also subject to clearance of any checks in transit. Borrowers represent and warrant to Bank that the Pay-Off Amount is due and owing Bank, without offset or defense of any kind or nature and in the event Borrower has any offsets or defenses thereto, Borrower hereby irrevocably waives all such offsets and defenses.

The Pay-Off Amount should be wire-transferred to Bank as follows:

Western Alliance Bank
55 Almaden Boulevard, Suite 100
San Jose, CA 95113
ABA Routing No. 121 143 260
Account No. 1891483302
Reference: Winc. Inc. and BWSC, LLC payoff

Upon Bank's receipt of payment in full in cash of the Pay-Off Amount (the date of Bank's receipt of the Pay-Off Amount being the "Repayment Date"), without further action on the part of the parties hereto (i) all Indebtedness owing from Borrower to Bank under the Loan Documents shall be paid and discharged in full (other than any obligations owing with respect to credit cards and letter of credit reimbursement obligations); (ii) all unfunded commitments to make credit extensions or financial accommodations to Borrower or any other person under the Loan Agreement shall be terminated; (iii) all security interests and other liens of every type at any time granted to or held by Bank as security shall be terminated (other than any security provided with respect to credit cards obligations and letter of credit reimbursement obligations), and (iv) all other obligations of Borrower under the Loan Documents shall be deemed terminated other than any Success/exit fees or Warrant(s) and any obligations owing with respect to credit cards and letter of credit reimbursement obligations; provided, however, those that are expressly specified in any Loan Document as surviving that respective agreement's termination, including without limitation, Borrower's indemnity obligations set forth in the Loan Agreement, shall survive; and provided, further, that to the extent that any payments or proceeds (or any portion thereof) received by Bank shall be subsequently invalidated, declared to be fraudulent or a fraudulent conveyance or preferential, set aside or required to be repaid to a trustee, receiver, debtor-in-possession or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent that the payment or proceeds is rescinded or must otherwise be restored by Bank, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, the obligations or part thereof which were intended to be satisfied shall be revived and continue to be in full force and effect, as if the payment or proceeds had never been received by Bank, and this letter shaIll in no way impair the claims of Bank with respect to the revived obligations.

From and after the Repayment Date, Bank (i) authorizes Borrowers or Borrowers' designee at Borrowers' sole cost and expense to file any UCC3 termination statements necessary to terminate all UCC financing statements in Bank's favor with respect to Borrowers, (ii )shall deliver to Borrowers all collateral with respect to the Loan Documents which are in the possession of Bank, and (iii) shall deliver to Borrowers any other documents necessary to release or terminate any security interest or lien with respect to Borrowers' assets. All such agreements, documents, and instruments which are requested by Borrowers to be delivered by Bank on or after the Repayment Date shall be prepared at Borrower's expense and any costs or expenses incurred by Bank with respect to such items (including all reasonable attorneys' fees) shall be reimbursed promptly by Borrowers on demand. Borrowers hereby waive any and all claims and releases Bank and its parents, subsidiaries, affiliates, officers, directors, employees, attorneys, and representatives and agents harmless from all claims, liabilities, damages, fees, costs and expenses associated with, caused by, or arising from Bank's preparation of any the aforementioned documents.

This letter agreement shall be governed by the laws of the State of California and shall become effective only when signed by Bank and accepted by Borrower by its due execution in the space provided below.

BRIDGE BANK, A DIVISION OF WESTERN ALLIANCE BANK. MEMBER FDIC.

Elizabeth Quigley

Relationship Manager

Acknowledged by:	Acknowledged by:

Wine., Inc.	BWSC, LLC

/s/ Carol Brault	/s/ Carol Brault
By:	By:
Name: Carol Brault	Name: Carol Brault
Title: VP Finance	Title: VP Finance